Exhibit 99.1

Plutus Financial Group Limited Enters into a Definitive Merger Agreement with Choco Up Group Holdings Limited, a Leading Growth Financing Solutions Provider in Asia Pacific

HONG KONG, July 9, 2025 — Plutus Financial Group Limited (“Plutus” or the “Company”) (NASDAQ: PLUT) today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Choco Up Group Holdings Limited (“Choco Up”), a Cayman Islands exempted company and Coders Merger Sub Limited (“Merger Sub”, following its incorporation and execution of a joinder to the Merger Agreement). Pursuant to the Merger Agreement, Merger Sub will merge with and into Choco Up, with Choco Up continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Choco Up will exchange all of the issued and outstanding share capital of Choco Up for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

“This merger represents a transformative opportunity to broaden our business portfolio by integrating Choco Up’s innovative financing solutions. By combining Plutus’s strong expertise in asset management and securities dealings with Choco Up’s advanced financing services, we aim to create synergies that bridge traditional finance with the rapidly evolving flexible financing landscape. This collaboration will particularly benefit start-ups, growth-phase companies, and small to medium enterprises (SMEs) as we work together to provide tailored financial solutions that empower businesses to thrive in today’s dynamic market,” said Mr. Ting Kin CHEUNG, Chief Executive Officer of Plutus.

Plutus is valued at US$30.7 million by equity value, and Choco Up is valued at US$85 million by equity value on a fully-diluted basis. Upon completion of the Merger, the Choco Up shareholders and Plutus shareholders, in each case, immediately prior to the Merger, will own approximately 73.46% and 26.54%, respectively, of the outstanding shares of the combined company, or 74.68% and 25.32% voting power, respectively. The Merger Agreement also contemplates that, upon the closing of the merger (the “Closing”), the Company will change its name to “Choco Up International Holdings Limited” and adopt the amended and restated memorandum and articles of association of the Company, in each case immediately before the effective time of the Merger (the “Effective Time”). Following the re-designation and cancellation of shares of the Company, the authorized share capital of the Company shall only consist of Class A ordinary shares of the Company with a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of the Company with a par value of US$0.0001 each (the “Class B Ordinary Shares”) with different voting powers but equal economic rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to thirty (30) votes on all matters subject to vote at general meetings of the Company. Please refer to the Merger Agreement filed as Exhibit 10.1 to the Form 6-K furnished by the Company to the SEC on July 9, 2025 for more details.

The Company’s board of directors (the “Board”) approved the Merger Agreement and other transaction documents, including but not limited to the voting agreement entered into by and among certain shareholders of the Company (who holds approximately 67.23% of the outstanding shares representing 67.23% voting power of the Company as of the date of this press release), the Company and Choco Up (the “Voting Agreement”) (collectively, the “Transaction Documents”), and the transactions contemplated thereunder (the “Transactions”). The Board also resolved to recommend that the Company’s shareholders vote to authorize and approve the Transaction Documents and the Transactions when they are submitted for shareholder approval.

In connection with the Transaction, each of the shareholders of Choco Up as of the date of the Merger Agreement is entering into a lock-up agreement with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 180 days following the Merger closing.

The completion of the Transactions is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Company’s shareholder approval and regulatory/stock exchange approvals (if applicable). The Merger Agreement provides for a long-stop date if the Merger is not completed by December 31, 2025.

Percy HUNG, Chief Executive Officer and Director of Choco Up, said: “We are excited to announce our merger with Plutus, a leader in financial services. This partnership marks a significant milestone for Choco Up as we enhance our ability to deliver flexible financing solutions to a broader audience. By aligning our innovative approach with Plutus’s established expertise in asset management and brokerage services, we can create a comprehensive suite of offerings that meet the diverse needs of start-ups, growth-phase companies, and SMEs. Together, we are poised to redefine the financial landscape and drive growth for our clients in an ever-changing economy.”

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 10.1 and 10.2 to the Form 6-K furnished by the Company to the SEC on July 9, 2025, respectively.

The Crone Law Group, P.C. is serving as U.S. legal counsel to Plutus.

Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to Choco Up.

About Plutus Financial Group Limited

Plutus Financial Group Limited is a Hong Kong-based financial services holding company operating through two wholly-owned primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”). Plutus Securities, a securities broker licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) and a Participant on the HKEx stock exchange in Hong Kong, provides quality securities dealing and brokerage, margin financing, securities custody, and nominee services. Plutus Asset Management is a wealth management and advisory firm licensed by the SFC.

About Choco Up

Founded in 2018, Choco Up is a Singapore-headquartered fintech company specializing in revenue-based and growth capital financing. Choco Up offers easy-to-access, non-dilutive, and flexible financing options for businesses at various stages, from start-ups to established and public companies with the major market presence in Singapore, Hong Kong, Australia and Malaysia; addressing customers’ funding needs through a suite of tailored financing solutions enabled by market insights and a data-driven platform.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Choco Up or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Choco Up or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Choco Up and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Choco Up’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Choco Up and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Choco Up, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, Choco Up and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and shareholders of the Company are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at http://www.plutusfingroup.com./en/index.php..

For more information, please contact:

Investor Relations:

Plutus Financial Group Limited

Attn: Jeff Yeung

ir@plutusfingroup.com